#27-01 Millenia Tower
(INCORPORATED WITH LIMITED LIABILITY WITH REG. NO. 200010145R)	1 Temasek Avenue
INTERNATIONAL & SINGAPORE LAWYERS	Singapore 039192

Tel: +65 6338 1888
Fax: +65 6337 5100
www.bakernet.com

Asia Pacific	4 June 2007				SINDMS 186836

Bangkok

Beijing

Hanoi

Ho Chi Minh City

Hong Kong

Jakarta

Kuala Lumpur

Manila

Melbourne

Shanghai

Singapore

Sydney

Taipei

Tokyo

Europe &

Middle East

Almaty

Amsterdam

Antwerp

Bahrain

Baku

Barcelona

Berlin

Bologna

Brussels

Budapest

Cairo

Dusseldorf

Frankfurt / Main

Geneva

Kyiv

London

Madrid

Milan

Moscow

Munich

Paris

Prague

Riyadh

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

North & South

America

Bogota

Brasilia

Buenos Aires

Calgary

Cancu

Caracas

Chicago

Dallas

Guadalajara

Houston

Juarez

Mexico City

Miami

Monterrey

New York

Palo Alto

Porto Alegre

Rio de Janeiro

San Diego

San Francisco

Santiago

Sao Paulo

Tijuana

Toronto

Christine Chalk

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Pacific Internet Limited

Schedule 14D-9 filed on May 16, 2007

SEC File No. 5-79632

Dear Ms. Chalk:

Pacific Internet Limited (“PacNet”) transmits herewith Amendment No. 2 to the Schedule 14D-9 originally filed by it on May 16, 2007, responsive to the comment letter dated May 21, 2007 of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) and as mentioned in our correspondence to the Staff of June 1, 2007.

PacNet confirms and acknowledges that:

•     It is responsible for the adequacy and accuracy of the disclosures in the filing;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     PacNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws off the United States.

Please do not hesitate to contact the undersigned at +65 6434 2684 with regard to any questions that you may have.

Very truly yours,

Ashok K. Lalwani

cc:    Deborah Foo

Pacific Internet Limited

Valencia	BOO BEE CHUN*	TAN CHUAN THYE*	CHOW LI SHI*	KOH SEE KHIANG*	PREMILA SIVALINGAM*
Washington, DC	CHEW CHIN*	LORRAINE TAY*	CHU KAH CHIN	KWAN HUAY YEE*	SU ZHIXIU*
	KEN CHIA*	WONG AI AI*	CHUA EI-LEEN*	RICHARD LAM*	ALLEN TAN
	PAUL S. ELLIOTT	WONG KIEN KEONG*	CHUA TSE-LING*	LAU WAI MING*	SIDDHARTH WAHI
	JAMES HUANG*		INGRID COINQUET	LI YUEN TING*	ROANNA WONG*
	KOH KOK WAH*	ANG KIM HOCK*	TIMOTHY COOKE	GEOFFREY LIEM*	WONG KEE FONG*
	ASHOK K. LALWANI	THOMAS BATCHELOR	JASON ENG*	KAREN LIM*	YEO JIH-SHIAN*
	ANDY LECK*	STEPHEN BANFIELD	DAWN HO*	STEPHANE MAGNUS*	JUSTIN YIP*
	EDMUND LEOW *	CHEAH YEW KUIN*	DAYNE HO*	JESSICA ONG*
	ANGELA LIM*	GERMAINE CHIA*	GITTA SATRYANI JUWITA*	KELVIN POA*	*practising with Wong & Leow LLC
	ANDREW MARTIN	SABRINA CHONG*	ELAINE KHOO*	DAWN QUEK*	Singapore advocates & solicitors
	MICHAEL M. McNEILL	CHRISTABEL CHOW*	EILEEN KHOR*	GENEVIEVE REYES

Baker & McKenzie.Wong & Leow is a member of Baker & McKenzie International, a Swiss Verein.